Exhibit 99.2

Financial Statements

For the period ended
September 30, 2009

Balance Sheets
Unaudited

	As at September 30	As at December 31
(amounts in thousands of Canadian dollars)	2009	2008

ASSETS
Current
Cash and cash equivalents	$207,375	$217,145
Accounts receivables and other	9,281	22,807
Inventory (note 3(a)ii)	9,982	-
Hedging instruments (note 4a)	7,496	78,003
Future income taxes	-	2,709
	234,134	320,664

Property, plant and equipment	3,432,147	4,052,525
Future income taxes	119,447	67,534
Hedging instruments (note 4b)	-	31,679
	$3,785,728	$4,472,402
LIABILITIES
Current
Accounts payable and accrued liabilities	$124,430	$199,907
Hedging instruments (note 4b)	99,705	-
Short-term debt (note 5)	-	145,500
	224,135	345,407

Long-term debt (note 5)	2,008,725	2,618,000
Obligation under capital lease (note 11b)	20,706	30,195
Hedging instruments (note 4b)	3,489	-
Other long-term liabilities (note 6)	6,071	7,937
	2,263,126	3,001,539
SHAREHOLDERS’ EQUITY (note 7)
Capital stock	1,992,394	1,847,461
Contributed surplus	32,447	31,080
Deficit	(502,239)	(407,678)
	1,522,602	1,470,863
	$3,785,728	$4,472,402

See accompanying notes to the financial statements

OPTI CANADA INC. – 2 – 2009 Q3 INTERIM REPORT

Statements of Earnings (Loss), Comprehensive Earnings (Loss) and Retained Earnings (Deficit)
Unaudited

	Three months ended September 30		Nine months ended September 30
	2009	2008 (as revised)	2009	2008 (as revised)
(amounts in thousands of Canadian dollars, except per share amounts)
Revenue
Petroleum sales	$37,482	$120,160	$98,456	$120,160
Power sales	1,258	5,657	3,466	5,657
Royalties	(377)	(321)	(927)	(321)
	38,363	125,496	100,995	125,496

Expenses
Operating	44,362	37,045	111,098	37,045
Diluent & feedstock purchases	28,510	88,917	77,983	88,917
Transportation	3,209	2,767	9,374	2,767
Interest, net (note 8)	45,874	18,003	106,825	14,671
General and administrative	2,136	3,711	14,644	11,975
Financing charges	4,077	43	5,547	893
Loss on disposal of assets	-	-	1,637	-
Foreign exchange loss (gain)	(161,879)	73,433	(257,475)	118,882
Net realized gain on hedging instruments	(5,044)	(3,932)	(40,366)	(8,373)
Net unrealized loss (gain) on hedging instruments	82,306	(63,771)	197,795	(68,222)
Depletion, depreciation and accretion	5,285	5,596	15,903	7,465
	48,836	161,812	242,965	206,020

Loss before taxes	(10,473)	(36,316)	(141,970)	(80,524)

Income taxes
Future tax recovery	(22,110)	(4,067)	(47,409)	(13,330)

Net earnings (loss) and comprehensive earnings (loss)	11,637	(32,249)	(94,561)	(67,194)

Retained earnings (deficit) - beginning of period	(513,876)	34,299	(322,419)	(49,223)
Accounting policy change (note 3b(i))	-	-	(85,259)	135,131
Retained earnings (deficit) - beginning of period as revised	(513,876)	34,299	(407,678)	85,908
Expiration of call options	-	-	-	(16,664)
Retained earnings (deficit) - end of period	$(502,239)	$2,050	$(502,239)	$2,050

Earnings (loss) per share, basic and diluted	$0.04	$(0.16)	$(0.42)	$(0.34)

See accompanying notes to the financial statements

OPTI CANADA INC. – 3 – 2009 Q3 INTERIM REPORT

Statement of Cash Flows
Unaudited

	Three months ended September 30		Nine months ended September 30
(amounts in thousands of Canadian dollars)	2009	2008 (as revised)	2009	2008 (as revised)

Cash provided by (used in)
Operating activities
Net earnings (loss)	$11,637	$(32,249)	$(94,561)	$(67,194)
Items not affecting cash
Depletion, depreciation and accretion expense	5,285	5,596	15,903	7,465
Stock-based compensation expense	426	399	600	1,384
Unrealized loss (gain) on hedging instruments	82,306	(63,772)	197,795	(68,294)
Loss on disposal of assets	-	-	1,637	-
Commodity hedge expense	2,371	66	7,583	130
Foreign exchange (gain) loss	(161,774)	73,387	(250,608)	118,882
Future tax recovery	(22,110)	(4,067)	(47,409)	(13,330)
	(81,859)	(20,640)	(169,060)	(20,957)
Net change in non-cash working capital (note 13)	78,658	49	54,077	(1,362)
	(3,201)	(20,591)	(114,983)	(22,319)
Financing activities
Increase (repayments) of debt	(187,000)	170,000	(497,000)	532,000
Net proceeds from share issuances	142,761	868	143,121	6,971
Decrease in principal portion of capital lease obligation	(85)	(95)	(249)	(176)
Net change in non-cash working capital (note 13)	(1,286)	-	(15,287)	(760)
	(45,610)	170,773	(369,415)	538,035
Investing activities
Property, plant and equipment additions	(31,104)	(174,336)	(138,126)	(696,626)
Sale of assets (note 14)	-	-	723,754	-
Increase (decrease) in interest reserve account	-	(223)	-	69,554
Net change in non-cash working capital (note 13)	(25,099)	14,172	(103,833)	(4,230)
	(56,203)	(160,387)	481,795	(631,302)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(600)	2,103	(7,167)	2,413

Decrease in cash	(105,614)	(8,102)	(9,770)	(113,173)

Cash and cash equivalents – beginning of period	312,989	205,433	217,145	310,504
Cash and cash equivalents – end of period	$207,375	$197,331	$207,375	$197,331

See accompanying notes to the financial statements

OPTI CANADA INC. – 4 – 2009 Q3 INTERIM REPORT

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest as at September 30, 2009.

2.	ACCOUNTING POLICIES
The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the revised financial statements for the year ended December 31, 2008, that were filed on SEDAR on June 3, 2009, except as noted below. These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the revised annual financial statements and the notes thereto for the year ended December 31, 2008 that were filed on SEDAR on June 3, 2009.

3.	NEW ACCOUNTING POLICIES
a)	Property, plant and equipment
Major facilities
Major facilities including the Upgrader, SAGD, and operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include, whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels in relation to commercial operations, whether the assets are ready for their intended use or other factors as circumstances warrant.  Effective April 1, 2009, the facilities related to the Upgrader are considered ready for their intended use, revenue is now recognized and operating costs are recorded in earnings.

An impairment loss is recognized on major facilities when the carrying amount exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceeds the fair value measured by the discounted future cash flows from the major facilities assets.

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

b)	Inventory
Inventory consists of materials and supplies that are recorded at the lower of the weighted average cost and net realizable value.

c)	New standards
(i) Current accounting changes - Goodwill and Intangible assets
OPTI adopted CICA handbook standard section 3064 “Goodwill and Intangible Assets” on January 1, 2009.  This standard replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” no longer applies.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 5 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3.     NEW ACCOUNTING POLICIES (CONTINUED)
Prior to 2009, OPTI capitalized gains and losses related to the translation of U.S. dollar debt, capitalized operations, as well as realized and unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of the adoption of this new accounting standard, these capitalized amounts no longer meet the criteria for capitalization.  This change in accounting policy has been applied retroactively, with a cumulative adjustment to the opening deficit balance at January 1, 2009 as well as a corresponding adjustment to opening deficit for the comparative period presented, as if the new accounting policy had always been applied.

The magnitude of these adjustments is $85 million increase to deficit at January 1, 2009. This is comprised primarily of the value of the foreign exchange translation at December 31, 2008 whose value reflects foreign exchange rates in effect at that date. Refer to note 12 for the disclosure of the impact of this accounting change on the comparative period.

(ii) Current accounting changes - Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact OPTI’s financial statements.

(iii) Future accounting changes
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) in 2011. OPTI is currently evaluating the impact of these new standards.  The implementation of IFRS may result in a significant impact on our accounting policies, measurement and disclosure.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009 and are consistent with recent amendments to financial instrument disclosure standards in IFRS. OPTI will include these additional disclosures in its annual financial statements for the year ending December 31, 2009.

4.	HEDGING INSTRUMENTS
a)	Hedging assets - 2009 commodity hedging
OPTI has deferred premium West Texas Intermediate (WTI) put options that provide a US$80 per barrel strike price for 6,000 bbl/d of crude oil through 2009.  At September 30, 2009 these instruments had an estimated value of $7 million (December 31, 2008 - $73 million).  The cost of the put options are paid as the contracts expire and remaining amounts owing are included in accounts payable and accrued liabilities.  At September 30, 2009 $3 million is included in accounts payable and accrued liabilities (December 31, 2008 - $11 million).  Additionally, OPTI has crude swaps at US$77 per barrel for 500 bbl/d of crude oil through 2009, with an estimated value of $0.5 million at September 30, 2009 (December 31, 2008 - $5 million).

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 6 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

4.     HEDGING INSTRUMENTS (CONTINUED)
b)	Hedging Liabilities
Liability (asset)	September 30, 2009	December 31, 2008
Foreign exchange hedging instruments (i)	$91,885	$(31,679)
2010 commodity hedging instruments (ii)	7,820	-
Short term hedging liability	99,705	-
Long term - 2010 commodity hedging instruments (ii)	3,489	-
Total hedge liability	$103,194	$(31,679)
(i)	Foreign exchange hedging
OPTI has foreign exchange forward contracts that provide for a fixed payment of CDN$1,028 million in exchange for receipt of US$875 million on April 16, 2010 (a rate of approximately CDN$1.17 per U.S. dollar).
(ii)	2010 commodity hedging
OPTI has entered into West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at strike prices between US$64 and US$67 per barrel of crude oil starting January 1, 2010 through December 31, 2010.  These swaps have an estimated total liability of $11 million at September 30, 2009 (December 31, 2008 - nil).

5.	DEBT FACILITIES
OPTI’s debt consists of the following:
	September 30, 2009	December 31, 2008
Senior secured notes (a)	$1,873,725	$2,131,500
Long-term revolving credit facility (b)	135,000	486,500
Long-term debt	2,008,725	2,618,000

Short-term revolving credit facility (c)	-	145,500
Total debt	$2,008,725	$2,763,500

a)	Senior secured notes
OPTI has US$1,000 million senior secured notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010 at redemption prices between 104.13 percent and 100 percent of the principal amount.

OPTI also has US$750 million senior secured notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the notes described above.

b)	Long-term revolving credit facility
OPTI has a $350 million revolving credit facility due December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at a floating rate based on either the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread and utilization fee, while any unused amounts are subject to standby fees. This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.

See note 10 Capital management, for discussion of the related debt covenants.

c)	Short-term revolving credit facility
During the first quarter of 2009, this $150 million revolving credit facility was repaid and cancelled.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 7 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

6.	OTHER LONG-TERM LIABILITIES
Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an average discount rate of 11.5 percent, an estimated inflation of 3.0 percent annually and a working interest percentage in the Long Lake Project of 35 percent. The total undiscounted future obligation is $108 million. As at September 30, 2009 the asset retirement obligation is $6 million (December 31, 2008 - $8 million)

7.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

COMMON SHARES	NUMBER OF SHARES (thousands)	AMOUNT
Balance December 31, 2008 and March 31, 2009	195,930	$1,847,461
Common share options exercised	100	360
Balance June 30, 2009	196,030	1,847,821
Common shares issued	85,720	150,010
Share issue costs net of future taxes		(5,437)
Balance September 30, 2009	281,750	$1,992,394

On July 14, 2009, OPTI  issued 85,720,000 common shares at a price of $1.75 per share for total gross proceeds of approximately $150 million.

c)	Outstanding stock options

OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over periods ranging from three to five years. The remaining number of options that are authorized for issuance under the stock option plan is approximately 11 million. Options outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2008	7,160	$13.14
Granted	4	1.87
Forfeited	(97)	15.17
Exercised	-	-
Balance March 31, 2009	7,067	13.11
Granted	1,465	2.81
Forfeited	(2,816)	16.46
Exercised	(100)	3.60
Balance June 30, 2009	5,616	8.89
Granted	-	-
Forfeited	(237)	15.69
Exercised	-	-
Balance September 30, 2009	5,379	$8.58

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 8 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

7.     SHAREHOLDERS’ EQUITY (CONTINUED)
d)      Contributed surplus

Balance December 31, 2008	$31,080
Capitalized stock-based compensation	767
Expensed stock-based compensation	482
Stock options exercised	-
Balance March 31, 2009	32,329
Expensed stock-based compensation	(308)
Balance June 30, 2009	32,021
Expensed stock-based compensation	426
Balance September 30, 2009	$32,447

8.	NET INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
	2009	2008 (as revised)	2009	2008 (as revised)
Interest income	$(156)	$(1,261)	$(1,045)	$(4,593)
Interest expense	46,032	19,264	107,870	19,264
Net interest expense (income)	$45,874	$18,003	$106,825	$14,671

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
OPTI’s financial instruments include cash equivalents, accounts receivable, inventory and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are recorded at cost. At September 30, 2009, the estimated fair value of the notes is US$1,347 million (CDN$1,442 million) and the carrying value of the revolving credit facility approximates its fair value due to its variable rate, first priority security position and short-term duration of instruments outstanding under the facility.

10.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement. With respect to our Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent.  Other leverage considerations, such as total debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 9 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

10. CAPITAL MANAGEMENT (CONTINUED)
At September 30, 2009, OPTI is in compliance with these financial maintenance covenants in our revolving credit facility:

		Calculated ratio
Financial Ratio	Covenant	September 30, 2009	December 31, 2008
Debt to Capitalization (a)	Maximum 70%	52%	64%
First Lien to EBITDA (b)	Minimum 3.5:1	N/A	N/A

a)
"Debt to Capitalization” means, as at any date of determination, the ratio of total consolidated debt to total capitalization (net of the effect of any currency hedge agreements relating to any debt included therein). U.S. Dollar denominated debt is translated into Canadian dollars at the average rate for the period. "Total capitalization" means, as at any date of determination, the aggregate of total consolidated debt, and shareholders' equity excluding the impact of the impairment of assets as a result of the working interest sale to Nexen.

b)
Earnings before interest, tax, depreciation and amortization “EBITDA” (defined here as total revenue less direct costs and administrative costs) is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. First Lien for the purposes of this ratio includes the debt outstanding under the revolving credit facility. The first time this covenant is applicable is the first quarter of 2010.

11.	COMMITMENTS
a)	Project commitments
OPTI has commitments in connection with contracts and purchase orders of $9 million at September 30, 2009. Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b)	Lease obligations and other commitments
OPTI has a pipeline agreement that provides for the storage, measurement and transportation of crude oil and other liquids.  This agreement is considered to be a capital lease for accounting purposes. This agreement is in effect until 2032 and an option for renewal of five additional years.  Capital lease payments on this agreement for the next five years and thereafter are as follows:

2009	$816
2010	3,251
2011	3,251
2012	3,019
2013	2,903
Thereafter	55,641
Total including interest	68,881
Less imputed interest	(48,175)
Capital lease obligation	$20,706

OPTI has pipeline agreements for transportation of oil products from Long Lake to Hardisty.   These pipeline agreements are considered to be operating leases for accounting purposes.  OPTI has a long-term traffic guarantee agreement under which traffic is moved to and from the Project site by rail. The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 10 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

11.COMMITMENTS (CONTINUED)

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2009	$2,548
2010	10,389
2011	9,916
2012	10,157
2013	10,239
Thereafter	31,068
Total	$74,317

12.	COMPARATIVE FIGURES
Certain of the comparative figures have been revised as a result of the changes in accounting policy, see note 3(c)i.

Three months ended September 30	Originally stated 2008	Adjustment	Revised 2008
Opening (deficit) retained earnings	$(76,053)	$110,352	$34,299
Petroleum sales	-	120,160	120,160
Power sales	-	5,657	5,657
Royalties	-	(321)	(321)
Expenses
Operating	-	37,045	37,045
Diluent & feedstock purchases	-	88,917	88,917
Transportation	-	2,767	2,767
Foreign exchange translation loss (gain)	-	73,433	73,433
Unrealized gain on hedging instruments	-	(63,771)	(63,771)
Realized gain on hedging instruments	-	(3,932)	(3,932)
Future tax recovery	1,218	(5,285)	(4,067)
Closing (deficit) retained earnings	(72,857)	74,907	2,050

Nine months ended September 30	Originally stated 2008	Adjustment	Revised 2008
Opening (deficit) retained earnings	$(49,223)	$135,131	$85,908
Petroleum sales	-	120,160	120,160
Power sales	-	5,657	5,657
Royalties	-	(321)	(321)
Expenses
Operating	-	37,045	37,045
Diluent & feedstock purchases	-	88,917	88,917
Transportation	-	2,767	2,767
Foreign exchange translation loss	-	118,882	118,882
Unrealized gain on hedging instruments	(3,066)	(65,156)	(68,222)
Realized gain on hedging instruments	-	(8,373)	(8,373)
Future tax recovery	(1,517)	(11,813)	(13,330)
Closing (deficit) retained earnings	(72,857)	74,907	2,050

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 11 – 2009 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	Three months ended September 30		Nine months ended September 30
	2009	2008 As revised	2009	2008 As revised
Cash interest received	159	1,823	1,898	10,795
Cash interest paid	2,992	7,135	87,753	86,876
Non-cash changes to property, plant and equipment	(2,237)	21,520	(21,628)	60,360
Non-cash changes to inventory	-	-	7,032	-
Non-cash changes to capital stock	1,812	282	1,812	(13,426)

	Three months ended September 30		Nine months ended September 30
	2009	2008 As revised	2009	2008 As revised
Change in non-cash working capital
Accounts and other receivables	11,786	(3,053)	13,526	(5,615)
Inventory	(1,070)	-	(9,982)	-
Accounts payable and accrued liabilities	41,557	17,274	(68,587)	(737)
Net change in non-cash working capital	52,273	14,221	(65,043)	(6,352)

Operating activities	78,658	49	54,077	(1,362)
Financing activities	(1,286)	-	(15,287)	(760)
Investing activities	(25,099)	14,172	(103,833)	(4,230)
Net change in non-cash working capital	52,273	14,221	(65,043)	(6,352)

14.   ASSET SALE
On January 27, 2009, OPTI completed a sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million.  Effective January 1, 2009, OPTI has a 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 12 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED